UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 13, 2018, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held its 2018 Annual General Meeting of Shareholders (the “Annual Meeting”). All proposals submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Annual Meeting (which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018) (the “Proxy Statement”), were approved at the Annual Meeting, including:

1.	Re-election of each of the following nominees to the Board to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Yacov Elinav, Eyal Ben-Chelouche, Uzi Netanel and Naamit Salomon.

2.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2017 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2018 and authorization of the Board to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: December 17, 2018	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

2